SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of February, 2006
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]
Form 20-F ☑       Form 40-F ☐
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐       No ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: February 17, 2006

For immediate release
February 17, 2006
Company name: Makita Corporation
Representative: Masahiko Goto, President
Code number: 6586

Stock exchange listings:	First sections of the Tokyo and Nagoya stock exchanges
Notice Regarding the Retirement of Treasury Stock

At the Board of Directors’ meeting held on February 17, 2006, Makita Corporation has decided to retire the treasury stock pursuant to the provisions of Article 212 of the Commercial Code of Japan.
1.	Description of Retirement of Treasury Stock

(1) Type of shares to be retired	Common stock of the Company
(2) Total number of shares to be retired	4,000,000 shares (2.7% of outstanding shares)

2.	Date of share retirement	February 28, 2006
(Notes)
As of January 31, 2006, the Company held 4,294,498 shares of treasury stock.
Following the retirement of treasury stock, the Company will have 144,008,760 shares outstanding.

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.